Exhibit 99.1

For Immediate Release

Contact: Maria Premole
1-800-833-0018
JOFInvestorRelations@nomura-asset.com

Japan Smaller Capitalization Fund, Inc. Announces Commencement of Tender Offer and Re-Leveling of Level Distribution Plan

NEW YORK, May 22, 2026: In connection with Japan Smaller Capitalization Fund, Inc. (the “Fund”) (NYSE: JOF)’s previously announced conditional tender offer, the Fund today announced that its Board of Directors (the “Board”) has approved a tender offer (the “Tender Offer”) to purchase up to 10% of its issued and outstanding shares at a price per share equal to 98% of the net asset value (“NAV”) per share as of the pricing date.

The Tender Offer is expected to commence on June 1, 2026, and expire at 5:00 p.m. on July 1, 2026 (the “Expiration Date”), with a pricing date of July 2, 2026, unless extended. If more shares are tendered than the maximum amount specified in the offer, the Fund intends to purchase shares from tendering shareholders on a pro rata basis, based on the number of shares tendered by each shareholder.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s Tender Offer statement and related Letter of Transmittal, to be filed with the U.S. Securities and Exchange Commission (“SEC”).

In addition to the Tender Offer, the Board also approved to re-level the Fund’s monthly distribution rate under the Fund’s Level Distribution Plan (“LDP”) to 10% of the Fund’s market price as of May 20, 2026, resulting in a 9% yield to the Fund’s NAV on a current basis. The Fund is declaring a monthly distribution of $0.0956 per common share, representing an increase of approximately 8% from the Fund’s current monthly distribution of $0.0887 per common share.

The Fund’s distribution details are as follows:

Record Date	Ex-Dividend Date	Payment Date	Distribution Amount
July 15, 2026	July 15, 2026	July 31, 2026	$0.0956
August 14, 2026	August 14, 2026	August 31, 2026	$0.0956
September 15, 2026	September 15, 2026	September 30, 2026	$0.0956

The LDP is intended to provide shareholders with a constant, though not guaranteed, fixed rate of distribution each month. The Board may terminate or modify the parameters of the LDP at any time without prior notice to the Fund’s shareholders if circumstances warrant. The amendment or termination of the LDP could have an adverse effect on the market price of the Fund’s common shares.

Distributions will be made primarily in cash but under the Fund’s dividend-reinvestment plan, distributions will be made in Fund shares unless a shareholder has elected to receive cash. Shares held with a broker-dealer will receive distributions in cash.

Under the LDP, distributions may be derived from any combination of: (i) net investment income, (ii) realized capital gains, and/or (iii) a return of shareholder capital. Distributions of long-term capital gain may be restricted under SEC regulations. The Fund has received SEC exemptive relief to permit the Fund to make more frequent distributions of capital gain than otherwise contemplated by such restrictions, subject to various conditions. As of the date hereof, the Fund has not relied on the exemptive relief to make such distributions. The actual composition for each fiscal year will be reported to shareholders on Form 1099-DIV after year-end. Estimates provided in any monthly notice or in this press release are not intended for tax-reporting purposes and should not be relied upon as such.

An investor should not draw any conclusions about the Fund’s investment performance from the amount of any distribution or from the terms of the LDP. When the Fund refers to the possibility of a return of shareholder capital, this generally would occur if the Fund has distributed more than its income and net realized capital gain; in that case, some or all of the money that a shareholder invested in the Fund is paid back to the shareholder. A return of capital distribution, if any, does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income”. Amounts and sources of distributions reported in notices accompanying a distribution are estimates and are not provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

The Fund cannot predict what effect, if any, the LDP will have on the market price of its shares, or whether such market price will trade at a narrower or wider discount to the net asset value compared to levels prior to the adoption of the LDP.

Continued Focus on Long-Term Value

Today’s announcement represents the Fund’s objective to deliver competitive performance and stable distributions to shareholders. The Board and Nomura Asset Management U.S.A. Inc. (“NAM-U.S.A.”) remain committed to delivering long-term value creation and addressing the interests of our shareholders.

About the Fund

The Fund invests primarily in the securities of smaller capitalization companies in Japan and is designed for investors seeking long-term capital appreciation. The Manager of the Fund is NAM-U.S.A., which is based in New York. NAM-U.S.A. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and serves as the investment adviser to the Fund.

Forward Looking Statements

Certain information discussed in this press release may constitute forward-looking statements within the meaning of U.S. federal securities laws. Although the Fund and NAM-U.S.A. believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Fund and NAM-U.S.A. can give no assurance that their expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected.

The Fund has not commenced the Tender Offer described in this release. The Tender Offer will only be made pursuant to a Tender Offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents to be filed with the SEC as exhibits to the Tender Offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at sec.gov. The Fund will also make available to shareholders, without charge, the offer to purchase, the letter of transmittal, and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer Materials carefully and in their entirety when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

The Fund’s information agent for the Tender Offer is Georgeson LLC and the depositary agent for the Tender Offer is Computershare Trust Company, N.A. Any questions with regard to the Tender Offer may be directed to the information agent toll-free at (866) 541-3547.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.